SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]. For the fiscal year ended December 31, 2006.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]. For the transition period from ______________ to ________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

EXHIBIT INDEX

Exhibit Number	Description	Location
23-1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Attached

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(k) Savings Plan

Date: June 22, 2007

By: /s/ Roxanne V. Horning

Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

Exhibit 23-1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 33-35305 and 333-61859) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 22, 2007, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Ernst & Young LLP

McLean, Virginia
June 22, 2007

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2006

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2006 AND 2005

All other schedules are not required or applicable.

Report of Ernst & Young LLP,
Independent Registered Public Accounting Firm

Plan Administrator
The Gannett 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

McLean, Virginia
June 22, 2007

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005
Assets		
Cash:	$ 251,851	$ -
Investments:		
At fair value:		
Gannett Co., Inc. common stock	204,918,107	220,536,097
Other investments	1,214,962,356	1,093,466,938
Total investments	1,419,880,463	1,314,003,035
Receivables:		
Employer contributions	601,279	485,890
Employee contributions	2,064,826	1,435,870
Interest and dividends	2,523,796	2,482,870
Due from broker	216,718	381,948
Total receivables	5,406,619	4,786,578
Total assets	1,425,538,933	1,318,789,613
Liabilities		
Other payables	635,497	277,719
Cash overdraft	-	62,140
Total liabilities	635,497	339,859
Net assets available for benefits, at fair value	1,424,903,436	1,318,449,754
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,481,322)	(2,113,736)
Net assets available for benefits	$1,423,422,114	$1,316,336,018

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2006
Contributions:	
Employer, net	$ 31,656,418
Employee	101,508,342
Total contributions	133,164,760
Investment income:	
Interest and dividends	36,351,479
Net appreciation in investments	65,069,772
Net investment gain	101,421,251
Net additions	234,586,011
Benefits paid to participants	126,610,586
Administrative expenses	2,256,798
Total deductions	128,867,384
Net increase prior to transfers from other plans	105,718,627
Received from prior Trustee	1,367,469
Net increase	107,086,096
Net assets available for benefits:	
Beginning of year	1,316,336,018
End of year	$1,423,422,114

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan on their date of hire. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), which is a subsidiary of Mellon Financial Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Hewitt Financial Services is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. All Plan participants, regardless of age or years of participation, can transfer all or part of their employer match in Gannett stock to one or more of the other investment options.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten core investment funds which include one privately managed fund, eight registered investment company mutual funds and Gannett Co., Inc. common stock. The Plan also offers three premixed portfolios composed of four core investment funds. These premixed funds are tailored for the conservative, moderate and aggressive investor. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. The amount of forfeitures applied to employer contributions was $753,977 and $694,551 for the years ended December 31, 2006 and 2005, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. Trustee votes for uninstructed shares in the same proportion as instructed shares.

Contributions

A participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Additionally an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations.

Gannett funded the employer match in Gannett common stock through a leveraged ESOP for 13 years. The leveraged ESOP expired at the end of June 2003. Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 1, 2003 through December 31, 2006 the employer match was funded through open market purchases. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan Document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on prices quoted by major exchanges. Investments in common collective trusts and mutual funds are valued according to the fair value of the assets held. Participant loans are valued at cost, which approximates fair value.

Effective December 31, 2006, the Company adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). In accordance with the FSP, the Company now records all traditional and synthetic guaranteed investment contracts (GICs) at fair value as part of Other investments in the Statement of Net Assets Available for Benefits. However, as these GICs are fully benefit-responsive per the FSP, a separately disclosed adjustment is made to reflect contract value as part of net assets available for benefits. Prior year balances have been restated in accordance with the FSP.

The Company's traditional GICs provide a fixed rate of interest over a specified period of time. The fair value of traditional GICs is based on the present value of future cash flows calculated based on market interest rates of GICs with similar terms as of year-end. The adjustment from fair value to contract value is based on the contract value reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic GICs are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. The synthetic GICs are designed to reset the respective crediting rate on a periodic basis, typically quarterly. The net crediting rate reflects wrap fees paid to the contract issuers. The rate reset allows the contract value of the portfolio to converge to the fair value over time, assuming the fair value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration. The fair value of synthetic GICs includes the value of the underlying securities (determined based on prices quoted by major exchanges) and the value of the wrapper contract (determined based on replacement cost of wrapper contract fees).

The average yield earned by the insurance contracts was 4.85% and 4.77% during the years ended December 31, 2006 and 2005, respectively. The average yield earned by the contracts with an adjustment to reflect the actual interest rate credited to participants in the fund was 4.60% and 4.70% during the years ended December 31, 2006 and 2005, respectively.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(a) and 4975(e)(7) and exempt from federal income taxes under Section 501(a) of the Internal Revenue Code (IRC). A favorable determination letter was received on May 19, 2003. The Plan has since been amended, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administration believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2006		December 31, 2005	
	Shares	Market Value	Shares	Market Value
Gannett Co., Inc. common stock:				
Participant directed	2,052,371	$124,086,352	2,007,244	$121,578,769
Company match	1,336,946	80,831,755	1,633,768	98,957,328
Fidelity Growth & Income Fund	4,239,793	132,069,539	3,707,261	127,529,790
American Century Ultra Fund	3,712,140	100,636,117	4,120,808	123,995,104
Brandywine Fund	4,234,638	145,205,754	4,414,194	137,237,286
Dodge & Cox Balanced Fund	1,757,387	153,033,235	1,442,100	117,300,382
Vanguard S&P 500 Fund	879,252	113,942,312	721,395	82,246,277
Pimco Total Return Fund	**	**	6,347,470	66,648,436
American Europacific Growth Fund	3,485,389	160,258,203	2,521,322	102,441,296

** Investments at December 31, 2006 did not exceed 5% of the Plan's net assets available for benefits.

A summary of net appreciation (depreciation) during the year ended December 31, 2006 was:

	Year Ended December 31, 2006
Gannett Co., Inc. common stock	$ (1,393,862)
Other investments	66,642,871
	65,249,009
Less: Investment fees	(179,237)
Net appreciation in investments	$ 65,069,772

The following investments (at fair value) represent the Plan's holdings in the Fixed Income Fund, which consists of guaranteed investment contracts, and synthetic investment contracts at December 31, 2006 and 2005:

Guaranteed Investment Contracts (GIC)	December 31, 2006	December 31, 2005	Stated Rate	Maturity Date
AEGON (Monumental Life)	$9,979,099	$10,637,755	4.61%	3/31/09
AEGON (Monumental Life)	2,855,937	2,740,986	3.70%	9/30/07
AEGON (Monumental Life)	2,806,407	2,689,961	3.11%	3/31/07
AEGON (Monumental Life)	4,275,343	-	5.90%	9/30/13
Allstate Life Insurance Co.	-	3,794,606	7.17%	6/30/06
Great West (Canada Life Assurance)	-	4,025,209	3.41%	10/02/06
Great West (Canada Life Assurance)	2,713,321	2,859,374	4.12%	10/01/07
Genworth (GE Capital)	2,870,425	2,755,063	3.86%	12/31/07
Genworth (GE Capital)	2,840,424	2,726,097	3.58%	9/30/07
Genworth (GE Capital)	3,214,156	3,079,793	4.42%	3/31/08
Genworth (GE Life & Annuity)	1,121,987	1,077,016	5.97%	3/31/08
Genworth (GE Capital)	6,302,068	6,044,196	4.51%	9/30/10
Genworth (GE Capital)	3,106,718	2,980,402	4.52%	3/31/11
Hartford Life	1,567,574	1,504,134	7.33%	9/30/07
Hartford Life	2,133,905	2,045,945	4.59%	6/30/10
Jackson National	10,657,623	10,218,033	4.70%	6/30/10
Jackson National	9,476,131	9,096,337	4.98%	6/30/11
John Hancock Life	-	3,509,406	5.84%	9/30/06
Metropolitan Life	-	1,886,283	7.25%	9/30/06
Metropolitan Life	3,419,260	3,279,449	6.58%	9/30/07
Metropolitan Life	3,403,298	3,261,836	3.43%	12/31/07
Metropolitan Life	1,384,855	5,376,960	2.92%	3/31/07
Metropolitan Life	3,214,437	-	5.94%	9/30/13
Metropolitan Life	3,037,821	-	5.21%	3/31/13
Mutual of America	5,039,896	-	5.13%	6/30/13
New York Life	1,123,201	2,121,435	7.74%	3/30/07
New York Life	5,301,412	-	5.77%	9/30/13
Ohio National Life	6,404,861	6,143,033	4.00%	12/31/09
Ohio National Life	-	2,540,645	6.70%	12/29/06
Ohio National Life	2,865,121	2,749,973	3.83%	12/31/07
Pacific Life	-	1,906,454	2.77%	9/30/06
Pacific Life	9,639,986	9,242,756	4.30%	9/30/10
Pacific Life	6,282,478	6,024,083	4.48%	12/31/10
Principal Life Insurance	2,846,880	2,732,293	3.63%	9/30/07
Principal Life Insurance	1,909,730	2,633,081	3.23%	3/31/08
Principal Life Insurance	2,149,721	1,971,065	4.25%	3/31/07
Principal Life Insurance	8,011,357	7,685,370	5.90%	6/30/07
Principal Life Insurance	4,222,925	4,052,941	4.81%	12/31/10
Protective Life	-	1,310,780	7.94%	12/29/06
Protective Life	-	848,846	3.49%	9/29/06
Protective Life	-	2,078,852	3.25%	3/31/06
MBIA (Pruco Life)	1,603,689	3,234,487	5.25%	9/30/07
Prudential Insurance Company	8,503,888	8,158,292	3.77%	6/30/09
Prudential Insurance Company	8,380,347	-	5.10%	3/30/12
ING (Security Life of Denver)	1,548,532	3,118,505	3.16%	6/29/07
ING (Security Life of Denver)	1,430,216	2,615,953	3.51%	12/31/07
Metropolitan Life (Travelers Insurance)	-	3,245,426	7.25%	3/31/06
Metropolitan Life (Travelers Insurance)	4,399,525	4,220,484	3.00%	9/30/08
Metropolitan Life (Travelers Insurance)	1,139,695	2,192,331	3.24%	3/31/07
Total GICs	$163,184,249	$166,415,926		

Guaranteed Investment Contracts – Synthetic	December 31, 2006	December 31, 2005	Stated Rate	Maturity Date
Bank of America				
Wrapper Contract	$ 24,822	$ 23,496	5.72%	3/31/2010
Underlying Assets				
WTC-CIF II Core Bond	28,237,122	27,112,029		
Total Fair Value	$ 28,261,944	$27,135,525		
JP Morgan Chase				
Wrapper Contract	$ 21,006	$ 22,748	5.34%	10/14/2012
Underlying Assets				
Cash & cash equivalents	119,898	198,707		
Government Bonds	4,100,262	3,186,635		
Agency Bonds	6,226,860	7,530,449		
Asset Backed Securities	849,534	833,400		
Corporate Bond Funds	585,548	459,947		
Mortgage Backed Securities	9,931,319	8,691,604		
Corporate Bonds	4,770,905	4,554,328		
Total	26,584,326	25,455,070		
Total Fair Value	$ 26,605,332	$ 25,477,818		
UBS				
Wrapper Contract	$ 16,313	$ 182,908	5.39%	11/30/2020
Underlying Assets				
Cash & cash equivalents	412,761	156,771		
Government Bonds	6,605,271	5,772,712		
Agency Bonds	10,450,125	9,218,208		
Corporate/Foreign Obligations	3,301,263	4,636,306		
Total	20,769,420	19,783,997		
Total Fair Value	$ 20,785,733	$ 19,966,905		
Total Guaranteed Investment Contracts – Synthetic	$75,653,009	$72,580,248		
Total Guaranteed Investment Contracts at fair value	$238,837,258	$238,996,174		
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	($1,481,322)	($2,113,736)		
Total Guaranteed Investment Contracts at contract value	$237,355,936	$236,882,438		

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2006 and 2005, the Plan held an investment of 3,389,317 and 3,641,012 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2006 and 2005 was $204,918,107 and $220,536,097, respectively.

The Plan's self-directed brokerage window account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is the Plan's record keeper and therefore is a related party.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2006.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,423,422,114
Add: Adjustment from contract value to fair value for fully benefit–responsive investment contracts	1,481,322
Less: Amounts allocated to participant withdrawals	(1,626,113)
Net assets available for benefits per the Form 5500	$1,423,277,323

Reconciliation of total additions to Plan assets reported in the financial statements to the total income plus transfers reported on line 2 (b) of Form 5500 Schedule H. Part II, as of December 31, 2006 is presented below.

	December 31, 2006
Total additions reported in the financial statements	$235,953,480
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,481,322
Total income plus transfers in reported on Form 5500	$237,434,802

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to the Plan's Form 5500:

Benefits paid to participants per the financial statements	$126,610,586
Less: Benefits payable to participants at December 31, 2005	(1,170,716)
Add: Benefits payable to participants at December 31, 2006	1,626,113
Benefits paid to participants per Form 5500	$127,065,983

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Attachment

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Shares/Par Value	Description	Cost	Fair Value
	Common Stock		
3,389,317	Gannett Co., Inc. Common Stock *	$180,848,398	$204,918,107
	Liquidity Fund		
7,703,905	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$ 7,703,905	$ 7,703,905
	Guaranteed Investment Contracts		
10,036,138	AEGON (Monumental Life) 4.61%, due 3/31/09	10,036,138	9,979,099
2,877,552	AEGON (Monumental Life) 3.70%, due 9/30/07	2,877,552	2,855,937
2,813,273	AEGON (Monumental Life) 3.11%, due 3/31/07	2,813,273	2,806,407
4,094,709	AEGON (Monumental Life) 5.90%, due 9/30/13	4,094,709	4,275,343
2,684,127	Great West (Canada Life Assurance) 4.12%, due 10/01/07	2,684,127	2,713,321
2,896,881	Genworth (GE Capital) 3.86%, due 12/31/07	2,896,881	2,870,425
2,864,683	Genworth (GE Capital) 3.58%, due 9/30/07	2,864,683	2,840,424
3,220,385	Genworth (GE Capital) 4.42%, due 3/31/08	3,220,385	3,214,156
1,105,556	Genworth (GE Life & Annuity) 5.97%, due 3/31/08	1,105,556	1,121,987
6,376,830	Genworth (GE Capital) 4.51%, due 9/30/10	6,376,830	6,302,068
3,158,087	Genworth (GE Capital) 4.52%, due 3/31/11	3,158,087	3,106,718
1,543,302	Hartford Life 7.33%, due 7/30/07	1,543,302	1,567,574
2,155,241	Hartford Life 4.59%, due 6/30/10	2,155,241	2,133,905
10,795,090	Jackson National 4.70%, due 6/30/10	10,795,090	10,657,623
9,492,334	Jackson National 4.98%, due 6/30/11	9,492,334	9,476,131

* Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Shares/Par Value	Description	Cost	Fair Value
3,271,515	Metropolitan Life 6.58%, due 9/30/07	3,271,515	3,419,260
3,416,494	Metropolitan Life 3.43%, due 12/31/07	3,416,494	3,403,298
1,389,202	Metropolitan Life 2.92%, due 3/31/07	1,389,202	1,384,855
3,071,505	Metropolitan Life 5.94%, due 9/30/13	3,071,505	3,214,437
3,023,468	Metropolitan Life 5.21%, due 3/31/13	3,023,468	3,037,821
5,039,216	Mutual of America 5.13%, due 6/30/13	5,039,216	5,039,896
1,121,846	New York Life 7.74%, due 3/30/07	1,121,846	1,123,201
5,115,820	New York Life 5.77%, due 9/30/13	5,115,820	5,301,412
6,531,575	Ohio National Life 4.00%, due 12/31/09	6,531,575	6,404,861
2,892,436	Ohio National Life 3.83%, due 12/31/07	2,892,436	2,865,121
9,548,805	Pacific Life 4.30%, due 9/30/10	9,548,805	9,639,986
6,373,814	Pacific Life 4.48%, due 12/31/10	6,373,814	6,282,478
2,870,040	Principal Life Insurance 3.63%, due 9/30/07	2,870,040	2,846,880
1,930,988	Principal Life Insurance 3.23%, due 3/31/08	1,930,988	1,909,730
2,238,345	Principal Life Insurance 4.25%, due 3/31/07	2,238,345	2,149,721
7,968,990	Principal Life Insurance 5.90%, due 6/30/07	7,968,990	8,011,357
4,223,135	Principal Life Insurance 4.81%, due 12/31/10	4,223,135	4,222,925
1,595,983	MBIA (Pruco Life) 5.25%, due 9/30/07	1,595,983	1,603,689
8,667,135	Prudential Insurance 3.77%, due 6/30/09	8,667,135	8,503,888
8,369,132	Prudential Insurance 5.10%, due 3/30/12	8,369,132	8,380,347
1,559,874	ING (Security life of Denver) 3.16%, due 6/29/07	1,559,874	1,548,532
1,445,026	ING (Security Life of Denver) 3.51%, due 12/31/07	1,445,026	1,430,216

Attachment

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Shares/Par Value	Description	Cost	Fair Value
4,544,701	Metropolitan Life (Travelers Insurance) 3.00%, due 9/30/08	4,544,701	4,399,525
1,141,904	Metropolitan Life (Travelers Insurance) 3.24%, due 3/31/07	1,141,904	1,139,695
27,449,394	Bank of America 5.72%, due 3/31/10 **	27,449,394	28,261,944
26,141,396	JP Morgan Chase 5.34%, due 9/22/12 **	26,141,396	26,605,332
20,300,009	UBS 5.39%, due 11/30/20 **	20,300,009	20,785,733
	Total Guaranteed Investment Contracts	$237,355,936	$238,837,258
	Participant Loans		
33,496,906	Participant Loans * Interest rates ranging from 5% to 11.5% with maturities ranging from 1 month to 5 years	$33,496,906	$33,496,906
	Mutual Funds		
3,712,140	American Century Ultra Fund	$107,638,816	$100,636,117
4,234,638	Brandywine Fund	119,304,102	145,205,754
1,757,387	Dodge & Cox Balanced Fund	132,629,296	153,033,235
44,449,227	Dreyfus Cash Management Fund *	44,449,227	44,449,227
4,239,793	Fidelity Growth & Income Fund	150,540,733	132,069,539
6,686,532	Pimco Total Return Fund	71,226,397	69,406,203
3,485,389	American Europacific Growth Fund	126,782,785	160,258,203
879,252	Vanguard S&P 500 Fund	95,157,234	113,942,312
	Total Mutual Funds	$847,728,590	$919,000,590
	Self-Directed Brokerage Account	$14,793,473	$15,923,697
	Total Investments	$1,321,927,208	$1,419,880,463

* Represents a party-in-interest.

** Detail attached

Attachment

Additional information regarding Synthetic GICs

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

Contract: Bank of America

Account ID: 0044
Reporting Currency Code: USD
Portfolio Manager: Trust Company

FCM Core Bond
Holdings Detail by Sector-Equity
December 31, 2006

WELLINGTON MANAGEMENT

Security	Shares or Par Value	Unit Cost	Unit Price	Cost	Market Value	Pct Asset Class	Pct Total	Yield
Fixed Income Securities								
Pooled Vehicles								
WTC-CIF II CoreBd S1	2,232,184	13.056	12.650	29,143,881	28,237,122	100.00	100.00	5.46
Total Pooled Vehicles				**29,143,881**	**28,237,122**	**100.00**	**100.00**	**5.46**
Total Fixed Income Securities				**29,143,881**	**28,237,122**	**100.00**	**100.00**	**5.46**
Total Assets				**29,143,881**	**28,237,122**		**100.00**	**5.46**

Market Value for Fixed Income and Cash Equivalents includes estimated Accrued Interest.
Yield number represents Dividend Yield for Equity Securities and Yield to Maturity for Fixed Income Securities.
Yield totals are market value weighted averages.
* Indicates a non-zero value that rounds to zero.
This information is confidential and the recipient agrees to use this information solely for the lawful and appropriate purpose(s) intended by the parties.

Total Investments	28,237,122
Wrapper Contract	24,822
Total Fair Value	28,261,944

Contract: JP Morgan Chase

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

CUSIP	Quantity	Description	Coupon	Maturity	Moody's/S&P/Fitch	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
		STIF FUNDS									
	119,897.81	CASH			/		119,897.81		119,897.81	6,259	
	119,897.81						119,897.81		119,897.81	6,259	0
		FLOATERS									
92922FL48	0.01	WAMU 2005-AR6 2AB3	4.308	04/25/2045	Aaa/AAA/	100.00	0.01	100.33	0.01	0	0
	0.01						0.01		0.01	0	0
		US TSY & AGCY									
912810EM6	800,000.00	US TREASURY BONDS	7.250	08/15/2022	Aaa/AAA/AAA	125.28	1,002,213.48	125.45	1,003,563.20	58,000	21,750
912810EW4	1,065,000.00	US TREASURY BONDS	6.000	02/15/2026	Aaa/AAA/AAA	115.75	1,232,742.59	113.45	1,208,193.51	63,900	23,963
912828BQ2	1,410,000.00	US TREASURY	3.375	11/15/2008	Aaa/AAA/AAA	97.49	1,374,562.51	97.47	1,374,310.08	47,588	6,047
912828EE6	470,000.00	US TREASURY	4.250	08/15/2015	Aaa/AAA/	98.25	461,769.54	96.80	454,945.43	19,975	7,491
	3,745,000.00						4,071,288.12		4,041,012.22	189,463	59,250
		MTG PASS THRUS									
31371KMJ7	94,116.81	FNMA DWARF 254261	6.500	04/01/2017	Aaa/AAA/	105.27	99,072.65	102.45	96,422.39	6,118	510
31371KP88	43,818.38	FNMA 254347	7.000	06/01/2032	Aaa/AAA/AAA	104.88	45,957.95	102.90	45,089.13	3,067	256
31377ESD2	265,144.68	FNMA DUS 375016	6.990	03/01/2007	Aaa/AAA/	103.48	274,362.60	99.78	264,549.42	18,534	1,544
31377LGQ0	318,868.66	FNMA DUS 380107	6.350	02/01/2008	Aaa/AAA/	108.67	346,521.66	100.27	319,724.10	20,248	1,687
31377MRZ6	120,431.25	FNMA DUS 381304	5.850	02/01/2009	Aaa/AAA/	100.33	120,826.40	100.37	120,872.13	7,045	587
31377MSN2	89,356.47	FNMA DUS 381325	5.990	02/01/2009	Aaa/AAA/	100.48	89,789.30	100.55	89,850.98	5,352	446
31377NTK5	324,741.06	FNMA DUS 382254	7.560	01/01/2013	Aaa/AAA/AAA	118.88	386,035.94	109.98	357,144.54	24,550	2,046
31377PPX6	285,539.80	FNMA DUS 383038	6.320	01/01/2011	Aaa/AAA/	109.34	312,219.92	103.06	294,269.08	18,046	1,504
31377PR22	181,875.00	FNMA DUS 383105	6.200	01/01/2011	Aaa/AAA/	107.90	196,247.76	102.74	186,859.00	11,276	940
31377PTQ7	315,000.00	FNMA DUS 383159	6.250	02/01/2011	Aaa/AAA/AAA	116.69	367,565.62	103.19	325,033.54	19,688	1,641
31377RE97	210,358.59	FNMA DUS 384560	5.540	12/01/2008	Aaa/AAA/	106.22	223,440.24	99.86	210,068.05	11,654	971
31385JNH7	267,755.83	FNMA DUS 545892	5.231	10/01/2012	Aaa/AAA/	100.67	269,544.35	100.12	268,072.32	14,006	1,167
31402C2D3	74,838.76	FNMA DUS 725372	7.291	12/01/2010	Aaa/AAA/AAA	119.89	89,720.46	106.10	79,403.57	5,456	455
31403DFJ3	252,482.73	FNMA 7/1 ARM 745469	5.509	03/01/2036	Aaa/AAA/	99.75	251,841.56	100.53	253,815.75	13,909	1,159
31403DKD0	386,539.88	FNMA DWARF 745592	5.000	12/01/2017	Aaa/AAA/	96.98	374,874.15	98.56	380,972.67	19,327	1,611
31407BR27	166,840.61	FNMA DWARF 825905	5.000	10/01/2020	Aaa/AAA/	95.84	159,893.27	98.34	164,073.57	8,342	695
31407MG25	222,085.99	FNMA ARM 834617	5.041	07/01/2035	Aaa/AAA/	96.80	214,980.96	98.14	217,948.48	11,195	933
31407N4S9	185,192.06	FNMA ARM 836133	5.333	09/01/2035	Aaa/AAA/	100.71	186,515.90	98.78	182,941.85	9,876	823
31407NGM9	190,073.70	FNMA ARM 835504	4.997	08/01/2035	Aaa/AAA/	96.46	183,354.29	97.85	185,981.63	9,498	791
31408JBC4	129,515.99	FNMA ARM 852435	5.510	02/01/2036	Aaa/AAA/	100.02	129,546.34	100.53	130,206.79	7,136	595
31409YSA6	346,576.15	FNMA ARM 882613	5.935	11/01/2036	Aaa/AAA/	100.62	348,742.25	100.79	349,309.64	20,569	1,714
31410NJ66	247,538.32	FNMA ARM 892285	5.779	09/01/2036	Aaa/AAA/	100.89	249,733.29	100.67	249,190.82	14,305	1,192
36225CK21	64,191.35	G2 80312	5.500	08/20/2029	Aaa/AAA/AAA	103.13	66,197.53	100.20	64,320.27	3,531	294
TBA133906	200,000.00	FNMA TBA (BAC-JAN)	6.000	01/01/2037	Aaa/AAA/AAA	101.13	202,250.00	100.60	201,312.00	12,000	1,000
TBA234006	240,000.00	FNMA DWARF TBA (FOB-JAN)	5.000	01/01/2022	Aaa/AAA/AAA	99.22	239,125.00	98.20	235,674.40	12,000	1,000
TBA333906	145,000.00	FNMA TBA (GS-JAN)	6.000	01/01/2037	Aaa/AAA/AAA	101.11	146,608.59	100.66	145,951.20	8,700	725
TBA334006	255,000.00	FNMA DWARF TBA (GS-JAN)	5.000	01/01/2022	Aaa/AAA/AAA	99.21	252,987.89	98.28	250,616.55	12,750	1,063
TBA534006	255,000.00	FNMA DWARF TBA (DMG-JAN)	5.000	01/01/2022	Aaa/AAA/AAA	99.22	253,007.81	98.28	250,616.55	12,750	1,063
TBA833906	280,000.00	FNMA TBA (GS-JAN)	5.500	01/01/2037	Aaa/AAA/AAA	99.80	279,442.19	98.81	276,676.40	15,400	1,283
	6,157,882.07						6,359,405.77		6,197,165.95	356,331	29,694
		MTG CMOS									

Contract: JP Morgan Chase

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

CUSIP	Quantity	Description	Coupon	Maturity	Moody's/S&P/Fitch	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
05947UVC9	280,000.00	BACM 2004-3 A5	5.303	06/10/2039	Aaa/AAA/	101.44	294,025.00	100.82	282,306.00	14,849	1,237
05949A6H8	245,000.00	BOAMS 2005-E 2A6	4.709	06/25/2035	Aaa/AAA/AAA	99.79	244,483.20	97.64	239,212.51	11,537	961
07383FXJ2	270,000.00	BSCMS 2003-PWR2 A4	5.186	05/11/2039	Aaa/AAA/AAA	97.77	263,977.73	99.35	268,240.71	14,002	1,167
07383FXN3	225,000.00	BSCMS 2003-T12 A4	4.680	08/13/2039	Aaa/AAA/AAA	95.26	214,330.08	96.91	218,053.40	10,530	878
17307GE46	242,996.92	CMLTI 2005-8, 1A2A	5.111	10/25/2035	Aaa/AAA/	98.95	240,443.56	99.08	240,759.57	12,419	1,035
20047QAE5	265,000.00	COMM 2006-C7 A4	5.769	06/10/2046	Aaa/AAA/AAA	100.49	266,306.72	103.62	274,603.60	15,288	1,274
225458DM7	245,000.00	CSFB 2005-C1 A4	5.014	02/15/2035	Aaa/AAA/AAA	95.18	233,190.23	97.98	240,052.42	12,284	1,024
31392BTF3	219,745.47	FNR 2002-5 PJ	6.000	10/25/2021	Aaa/AAA/	104.45	229,531.01	101.06	222,065.34	13,185	1,099
31393RJ76	205,000.00	FHR 2624 QE	5.000	09/15/2028	Aaa/AAA/AAA	98.61	202,149.22	98.50	201,920.90	10,250	854
31394CJP8	216,283.71	FNR 2005-19 PA	5.500	07/25/2034	Aaa/AAA/	99.81	215,878.18	100.01	216,308.54	11,896	991
31394DBN9	197,547.78	FNR 2005-22 DA	5.500	12/25/2034	Aaa/AAA/	98.63	194,831.51	100.06	197,664.10	10,865	905
31394DTP5	295,041.89	FNR 2005-38 QJ	5.500	03/25/2033	Aaa/AAA/	98.78	291,446.08	99.28	292,914.02	16,227	1,352
31394MC99	225,000.00	FHR 2702 AD	4.500	08/15/2032	Aaa/AAA/	93.84	211,148.44	94.41	212,413.86	10,125	844
31394TX75	280,000.00	FHR 2764 UD	5.000	01/15/2029	Aaa/AAA/	97.19	272,125.00	98.10	274,685.60	14,000	1,167
31394WDA3	130,000.00	FHR 2773 EB	4.500	08/15/2013	Aaa/AAA/	102.02	132,620.31	99.01	128,711.90	5,850	488
31394XQ82	230,000.00	FHR 2780 LD	5.000	03/15/2029	Aaa/AAA/	99.56	228,993.75	98.10	225,619.24	11,500	958
31395AMK8	350,000.00	FHR 2807 ND	5.500	04/15/2029	Aaa/AAA/AAA	102.37	358,285.16	99.56	348,449.05	19,250	1,604
31395MBF5	250,000.00	FHR 2929 PD	5.000	09/15/2030	Aaa/AAA/	95.54	238,847.66	97.61	244,013.25	12,500	1,042
31395NRK5	255,000.00	FNR 2006-67 PC	5.500	03/25/2033	Aaa/AAA/AAA	98.51	251,194.92	99.26	253,101.12	14,025	1,169
31395XB95	190,112.29	FHR 3014 NA	4.500	11/15/2025	Aaa/AAA/AAA	98.42	187,112.08	98.79	187,804.29	8,555	713
31396EGF7	200,000.00	FHR 3079 MD	5.000	03/15/2034	Aaa/AAA/AAA	96.40	192,804.69	95.45	190,892.42	10,000	833
31396FKG7	324,546.48	FHR 3072 NK	5.000	05/15/2031	Aaa/AAA/AAA	96.82	314,241.85	98.55	319,853.02	16,227	1,352
31396G3F6	180,000.00	FHR 3082 PJ	5.000	09/15/2034	Aaa/AAA/	95.03	171,056.25	95.21	171,374.45	9,000	750
31396GSN2	250,000.00	FHR 3098 PE	5.000	06/15/2034	Aaa/AAA/	95.39	238,476.56	95.31	238,265.03	12,500	1,042
31396KAR3	215,000.00	FNR 2006-65 TD	5.500	06/25/2032	Aaa/AAA/AAA	96.98	208,516.41	99.45	213,821.61	11,825	985
31396KRW4	190,000.00	FNR 2006-75 YD	5.000	12/25/2034	Aaa/AAA/AAA	93.09	176,878.13	94.77	180,057.30	9,500	792
31396N6Y7	185,000.00	FHR 3138 PC	5.500	06/15/2032	Aaa/AAA/AAA	97.63	180,620.70	99.29	183,692.38	10,175	848
31396US76	363,350.91	FHR 3187 A	5.000	02/15/2032	Aaa/AAA/	95.03	348,930.42	98.17	356,715.34	18,168	1,514
36228CPR8	134,783.89	GSMS 2003-C1 A1	2.904	01/10/2040	Aaa/AAA/AAA	99.04	133,494.69	98.44	132,682.06	3,914	326
396789DS5	180,995.66	GCCFC 2003-C1 A1	2.310	07/05/2035	Aaa/AAA/	95.63	173,084.18	97.48	176,438.64	4,181	348
46627QBA5	210,000.00	JPMCC 2006-CB15 A4	5.814	06/12/2043	Aaa/AAA/AAA	100.49	211,035.72	103.62	217,608.30	12,209	1,017
52108HPN8	260,000.00	LBUBS 2003-C1 A4	4.394	03/15/2032	Aaa/AAA/	98.28	255,528.91	95.61	248,578.72	11,424	635
52108HYK4	270,000.00	LBUBS 2004-C1 A4	4.568	01/15/2031	Aaa/AAA/	96.74	261,203.91	95.83	258,733.22	12,334	685
59022HCQ3	175,000.00	MLMT 2003-KEY1 A4	5.236	11/12/2035	Aaa/AAA/AAA	100.86	176,510.74	99.63	174,345.10	9,163	764
61745MGJ6	219,678.51	MSCI 98 XL1 A3	6.480	06/03/2030	Aaa/AAA/AAA	105.76	232,338.89	100.87	221,596.70	14,235	1,186
61745MQ89	175,000.00	MSC 2004-IQ8 A5	5.110	06/15/2040	Aaa/AAA/AAA	97.47	170,577.15	98.52	172,418.07	8,943	745
61746WH29	230,000.00	MSC 2003-T11 A4	5.150	06/13/2041	Aaa/AAA/	103.73	238,589.06	99.35	228,501.55	11,845	987
749574AC3	232,873.61	RFMSI 2006-SA2 SA1	5.891	08/25/2036	Aaa/AAA/AAA	100.02	232,709.98	100.09	232,890.00	13,707	1,142
92922F3J5	255,000.00	WAMU 2005-AR12 1A4	4.840	10/25/2035	Aaa/AAA/AAA	98.77	251,859.52	97.54	248,729.55	12,341	1,028
92922FJF6	245,000.00	WAMU 2003-AR11 A6	3.985	10/25/2033	Aaa/AAA/AAA	96.25	235,822.07	97.71	239,384.72	9,763	814
92922FW38	330,000.00	WAMU 2005-AR10 1A2	4.838	09/25/2035	Aaa/AAA/	98.52	325,101.56	97.86	322,954.10	15,964	1,330
94983YAK5	390,552.52	WFMBS 2006-AR10 5A1	5.606	07/25/2036	Aaa/AAA/AAA	93.89	388,213.29	100.16	391,175.06	21,893	1,824
	10,033,309.64						9,876,514.50		9,889,607.73	508,449	41,711
		ASSET BACKED									
525221DJ3	75,000.00	LXS 2005-6 3A3A	5.760	11/25/2035	Aaa/AAA/AAA	97.96	73,467.77	97.42	73,064.00	4,320	360
61749EAD9	130,000.00	MSM 2006-12XS A3	5.798	10/25/2036	Aaa/AAA/AAA	100.00	129,999.99	99.92	129,890.80	7,538	628
61749JAS5	140,000.00	MSM 2006-7 5A2	5.962	06/25/2036	Aaa/AAA/AAA	99.68	139,546.09	99.82	139,741.00	8,347	696

Contract: JP Morgan Chase

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

CUSIP	Quantity	Description	Coupon	Maturity	Moody's/S&P/Fitch	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
65535VSJ8	125,000.00	NAA 2006-AP1 A2	5.515	02/25/2036	Aaa/AAA/AAA	100.00	124,998.45	99.59	124,488.14	6,894	574
65536PAD2	125,000.00	NAA 2006-AF1 1A3	6.408	05/25/2036	Aaa/AAA/AAA	100.00	124,995.35	102.32	127,905.00	8,010	668
86359DKT3	135,000.00	LXS 2005-1 3A3A	5.110	07/25/2035	Aaa/AAA/AAA	95.58	129,035.74	94.34	127,355.52	6,899	575
921796MD7	123,871.00	VMF 2002-B A3	4.700	10/07/2018	Aaa/AAA/	99.99	123,861.52	99.38	123,103.35	5,822	485
	863,871.00						845,904.91		845,547.80	47,829	3,986
					CORPORATES						
00184AAC9	150,000.00	AOL TIME WARNER INC	7.625	04/15/2031	Baa2/BBB+/BBB	114.43	171,651.50	112.04	168,063.90	11,438	2,415
00209AAG1	75,000.00	AT&T WIRELESS SERVICES	8.125	05/01/2012	Baa1/A/A	99.09	74,314.50	112.65	84,487.35	6,094	1,016
002824AT7	125,000.00	ABBOTT LABORATORIES	5.875	05/15/2016	A1/AA/AA-	99.38	124,223.75	103.19	128,985.13	7,344	938
013716AU9	125,000.00	ALCAN INC	6.125	12/15/2033	Baa1/BBB+/A-	101.93	127,406.25	99.21	124,016.75	7,656	340
013817AD3	250,000.00	ALCOA INC	6.500	06/01/2011	A2/A-/A	106.14	265,356.00	104.48	261,192.25	16,250	1,354
12189TAU8	200,000.00	BURLINGTON NORTH SANTA FE	5.900	07/01/2012	Baa1/BBB+/	109.95	219,900.00	102.52	205,031.60	11,800	5,900
144141CS5	175,000.00	CAROLINA POWER AND LIGHT	6.500	07/15/2012	Baa1/BBB-/A-	102.11	178,693.50	104.91	183,588.65	11,375	5,245
14912L2F7	240,000.00	CATERPILLAR FINANCIAL	3.700	08/15/2008	A2/A/A+	100.00	240,000.00	97.56	234,141.12	8,880	3,355
233835AT4	100,000.00	DAIMLERCHRYSLER NA HLDG	7.300	01/15/2012	Baa1/BBB/BBB+	100.71	100,709.00	106.26	106,264.20	7,300	3,366
268766BF8	90,000.00	EQUITY OFFICE PROPERTIES	6.800	01/15/2009	Baa2/BBB/BBB	99.55	89,598.60	103.38	93,045.15	6,120	2,822
31331FAX9	19,803.69	FEDERAL EXPRESS 98-1A	6.720	01/15/2022	A2/A+/	103.12	20,420.96	107.18	21,225.10	1,331	614
354613AD3	200,000.00	FRANKLIN RESOURCES INC. FIN OTHE	3.700	04/15/2008	A2/A+/A	97.24	194,484.00	97.97	195,944.00	7,400	1,562
36962GWB6	250,000.00	GENERAL ELEC CAP CORP	6.125	02/22/2011	Aaa/AAA/	109.39	273,462.55	103.46	258,660.00	15,313	5,487
40429CFQ0	150,000.00	HSBC FINANCE CORP	5.700	06/01/2011	Aa3/AA-/AA-	99.90	149,851.50	101.83	152,739.60	8,550	713
437076AS1	150,000.00	HOME DEPOT INC	5.875	12/16/2036	Aa3/A+/A+	98.60	147,900.00	98.47	147,710.55	8,813	294
494550AJ5	100,000.00	KINDER MORGAN ENER PART	7.400	03/15/2031	Baa1/BBB+/BBB+	111.40	111,400.00	109.78	109,781.50	7,400	2,179
548661CK1	125,000.00	LOWES COMPANIES INC	5.400	10/15/2016	A1/A+/A+	100.78	125,977.50	98.77	123,466.50	6,750	1,519
577778BE2	100,000.00	MAY DEPT STORES	7.450	09/15/2011	Baa1/BBB/BBB+	106.02	106,020.00	106.79	106,793.20	7,450	2,194
577778BH5	150,000.00	MAY DEPT STORES	6.700	09/15/2028	Baa1/BBB/BBB+	110.45	165,672.00	98.36	147,540.00	10,050	2,959
59018YUH2	170,000.00	MERRILL LYNCH & CO	4.125	09/10/2009	Aa3/AA-/AA-	99.67	169,430.50	97.40	165,587.14	7,013	2,162
61746BAL0	150,000.00	MORGAN STANLEY	3.875	01/15/2009	Aa3/A+/AA-	99.20	148,804.50	97.56	146,343.15	5,813	2,680
635405AM5	130,000.00	NATIONAL CITY CORP	6.875	05/15/2019	A2/A-/A+	111.46	144,900.55	110.13	143,166.40	8,938	1,142
693476AL7	95,000.00	PNC FUNDING CORP	6.125	02/15/2009	A3/A-/A-	92.04	87,437.95	101.72	96,636.85	5,819	2,198
693476AP8	100,000.00	PNC FUNDING CORP	7.500	11/01/2009	A3/A-/A-	111.55	111,551.00	105.67	105,670.90	7,500	1,250
743410AN2	125,000.00	PROLOGIS TRUST	5.625	11/15/2016	Baa1/BBB+/BBB+	99.59	124,490.00	99.44	124,298.75	7,031	918
78387GAH6	200,000.00	SBC COMMUNICATIONS INC	5.875	02/01/2012	A2/A/A	99.15	198,302.50	101.99	203,988.00	11,750	4,896
852060AD4	250,000.00	SPRINT CAPITAL CORP	6.875	11/15/2028	Baa3/BBB+/BBB+	89.45	223,635.25	100.38	250,956.25	17,188	2,196
87612EAN6	150,000.00	TARGET CORP	5.875	07/15/2016	A1/A+/A+	99.96	149,943.00	103.39	155,081.25	8,813	4,088
905530AR2	100,000.00	UNION CAMP	6.500	11/15/2007	Baa3/BBB/BBB-	109.60	109,603.00	100.51	100,509.80	6,500	831
91324PAQ5	150,000.00	UNITEDHEALTH GROUP INC	5.375	03/15/2016	A3/A/A	96.26	144,384.00	99.21	148,807.50	8,063	2,374
92344UAA3	200,000.00	VERIZON NEW JERSEY INC	5.875	01/17/2012	A3/A/A+	97.45	194,890.00	101.41	202,824.40	11,750	5,353
	4,594,803.69						4,694,413.86		4,696,548.93	273,487	74,358
					BOND FUNDS						
55273C107	21,200.00	MFS INTERMED. INCOME TR	0.000			6.15	130,444.68	6.14	130,168.00		
552939100	22,500.00	MFS GOVT MARKETS INCOME TR	0.440			6.29	141,511.65	6.52	146,700.00	9,900	
746853100	17,200.00	PUTNAM PREMIER INCOME TRUST	0.000			6.09	104,702.08	6.43	110,596.00		
746909100	8,600.00	PUTNAM MASTER INT INCOME TRUST	0.000			6.04	51,913.66	6.42	55,212.00		
95766Q106	4,400.00	WA/CLAY US TREAS INFL PROTECT	0.000			11.85	52,147.04	11.42	50,248.00		
95766R104	4,400.00	WESTERN ASSET/CLAY US TREAS I	0.000			11.70	51,494.19	11.57	50,908.00		
95766U107	2,622.00	WESTERN ASSET INFLATION MGMT	0.000			16.91	44,327.01	15.91	41,716.02		

Contract: JP Morgan Chase

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

CUSIP	Quantity	Description	Coupon	Maturity	Moody's/S&P/Fitch	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
	80,922.00						576,540.31		585,546.02	9,800	0
	25,585,686.22						26,543,965.29		26,375,326.48	1,391,716	208,999

Market Value:	26,375,326.48
Accrued Income:	208,999.24
Total Market Value:	26,584,325.72

Total Investments	26,584,326
Wrapper Contract	21,006
Total Fair Value	26,605,332

Contract: UBS

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2006

Security	Name	Shares	Price	Book Value (USD)	Market Value (USD)	Accrued Income (USD)	Market Value Plus Accrued Income (USD)	Percentage (%)	Market Sector	Security Type
00138BAA5	AIG SUNAMER GLOB FIN IX	45,000	99.99	46,851.30	44,995.05	1,045.50	46,040.55	0.222	Corporate Bond	Placement
00184AAB1	TIME WARNER INC	25,000	104.7	26,450.50	26,170.25	356.25	26,526.50	0.128	Corporate Bond	Corp - Global Bond
00209AAE6	NEW CINGULAR WIRELESS SV	35,000	109.1	35,633.25	38,176.88	918.75	39,095.63	0.189	Corporate Bond	Corp - Global Bond
00209TAA3	COMCAST CABLE COMM HLDGS	25,000	113.9	29,381.75	28,476.63	616.49	29,093.12	0.14	Corporate Bond	Corp - Global Bond
013817AG6	ALCOA INC	30,000	99.08	29,901.00	29,723.70	481.67	30,205.37	0.146	Corporate Bond	Corp - Global Bond
025818EM3	AMER EXPRESS	65,000	97.06	64,877.15	63,086.79	243.75	63,330.54	0.305	Corporate Bond	Corp - Global Bond
02635PRT2	AMERICAN GENERAL FINANCE	35,000	99.72	35,155.75	34,902.98	470.31	35,373.29	0.171	Corporate Bond	Corp - Medium Term Note
042735AZ3	ARROW ELECTRONICS INC	10,000	104.3	10,236.26	10,431.95	343.75	10,775.70	0.052	Corporate Bond	Corp - Note
046003DD8	ASSOCIATES CORP NA	100,000	106.9	110,106.00	106,934.10	3,395.83	110,329.93	0.532	Corporate Bond	Corp - Domestic Bond
05565UAB5	BP CANADA FINANCE	30,000	97.13	29,837.10	29,139.90	501.46	29,641.36	0.143	Corporate Bond	Corp - Global Bond
060505AD6	BANK OF AMERICA CORP	80,000	107.4	88,092.80	85,905.76	2,357.33	88,263.09	0.426	Corporate Bond	Corp - Global Bond
060505CL6	BANK OF AMERICA CORP	25,000	102.1	25,181.00	25,515.65	547.05	26,062.70	0.126	Corporate Bond	Corp - Note
073902CE6	BEAR STEARNS CO INC	40,000	97.49	39,959.60	38,994.68	315	39,309.68	0.19	Corporate Bond	Corp - Global Bond
079860AB8	BELLSOUTH CORP	35,000	102.6	35,229.95	35,909.09	443.33	36,352.42	0.175	Corporate Bond	Corp - Global Bond
111021AD3	BRITISH TELECOM PLC	35,000	111.6	42,157.80	39,060.35	130.28	39,190.63	0.189	Corporate Bond	Corp - Global Bond
125581AD0	CIT GROUP INC	20,000	100.2	19,948.40	20,044.06	94.72	20,138.78	0.097	Corporate Bond	Corp - Global Bond
144141CT3	CAROLINA POWER & LIGHT	65,000	98.31	64,418.25	63,901.44	980.87	64,882.31	0.313	Corporate Bond	Corp - Domestic Bond
14912LZ38	CATERPILLAR FIN SERV CRP	25,000	96.58	23,908.25	24,143.80	397.71	24,541.51	0.118	Corporate Bond	Corp - Medium Term Note
15189XAG3	CENTERPOINT ENER HOUSTON	20,000	100.2	20,004.20	20,047.64	530.28	20,577.92	0.099	Corporate Bond	Corp - Global Bond
166760AA6	CHEVRONTEXACO CAPITAL CO	40,000	98.83	39,821.20	39,530.68	404.44	39,935.12	0.193	Corporate Bond	Corp - Global Bond
17275RAC6	CISCO SYSTEMS INC	20,000	100.1	19,582.04	20,012.76	394.17	20,406.93	0.098	Corporate Bond	Corp - Global Bond
191219BM5	COCA-COLA ENTERPRISES	40,000	98.03	39,428.40	39,210.40	515.28	39,725.68	0.192	Corporate Bond	Corp - Note
210371AH3	CONSTELLATION ENERGY GRP	35,000	107.2	35,581.00	37,515.28	612.5	38,127.78	0.184	Corporate Bond	Corp - Note
210805CT2	CONTINENTAL AIRLINES INC	9,899.88	105.2	8,365.40	10,416.37	211.51	10,627.88	0.051	Corporate Bond	Corp - Domestic Bond
210805CU9	CONTINENTAL AIRLINES INC	20,000	102.8	17,600.00	20,550.99	415.52	20,966.51	0.101	Corporate Bond	Corp - Domestic Bond
22237LMD1	COUNTRYWIDE HOME LOAN	45,000	100	47,803.95	45,001.01	1,031.25	46,032.26	0.222	Corporate Bond	Corp - Global Bond
22541LAB9	CREDIT SUISSE USA INC	65,000	103.5	62,446.80	67,304.38	508.72	67,813.10	0.327	Corporate Bond	Corp - Global Bond
233331AG2	DTE ENERGY COMPANY	35,000	102.7	34,950.30	35,928.94	491.36	36,420.30	0.176	Corporate Bond	Corp - Note
233835AT4	DAIMLERCHRYSLER NA HLDG	60,000	106.2	63,189.00	63,691.56	2,019.67	65,711.23	0.317	Corporate Bond	Corp - Global Bond
25243QAB2	DIAGEO CAPITAL PLC	25,000	98.47	24,947.75	24,617.75	102.08	24,719.83	0.119	Corporate Bond	Corp - Global Bond
25746UAJ8	DOMINION RESOURCES INC	40,000	103.7	40,664.60	41,491.84	1,256.94	42,748.78	0.206	Corporate Bond	Corp - Note
260543BL6	DOW CHEMICAL	25,000	102.8	26,111.25	25,699.75	638.02	26,337.77	0.127	Corporate Bond	Corp - Global Bond
264399EF9	DUKE POWER COMPANY LLC	35,000	101.8	34,888.00	35,632.00	169.53	35,801.53	0.173	Corporate Bond	Corp - Note
268766BW1	EOP OPERATING LP	25,000	108	24,489.75	26,999.30	637.5	27,636.80	0.133	Corporate Bond	Corp - Domestic Bond
291011AT1	EMERSON ELECTRIC	25,000	95.76	24,908.25	23,939.50	187.5	24,127.00	0.116	Corporate Bond	Corp - Domestic Bond
30161MAB9	EXELON GENERATION CO LLC	25,000	105.4	26,925.50	26,336.70	77.22	26,413.92	0.127	Corporate Bond	Corp - Global Bond
316773CF5	FIFTH THIRD BANCORP	20,000	98.85	19,930.00	19,769.62	33.31	19,802.93	0.095	Corporate Bond	Corp - Global Bond
349631AL5	FORTUNE BRANDS INC	20,000	94.82	19,666.80	18,964.18	495.69	19,459.87	0.094	Corporate Bond	Corp - Domestic Bond
36962GB78	GENERAL ELEC CAP CORP	45,000	97.78	44,955.00	44,003.21	262.5	44,265.71	0.213	Corporate Bond	Corp - Global Bond
36962GWB6	GENERAL ELEC CAP CORP	45,000	103.4	48,350.25	46,516.59	987.66	47,504.25	0.229	Corporate Bond	Corp - Global Bond
36962GXZ2	GENERAL ELEC CAP CORP	30,000	114.5	29,539.30	34,358.34	596.25	34,954.59	0.169	Corporate Bond	Corp - Global Bond
373334FN6	GEORGIA POWER COMPANY	25,000	98.76	24,924.75	24,688.75	163.72	24,852.47	0.12	Corporate Bond	Corp - Note
38141GAD6	GOLDMAN SACHS GROUP INC	45,000	105.5	47,279.70	47,471.04	826.88	48,297.92	0.233	Corporate Bond	Corp - Global Bond
38143UAB7	GOLDMAN SACHS GROUP INC	25,000	98.51	24,259.75	24,627.60	593.68	25,221.28	0.122	Corporate Bond	Corp - Global Bond
40429CAA0	HSBC FINANCE CORP	65,000	105.8	63,346.40	68,792.10	560.63	69,352.73	0.334	Corporate Bond	Corp - Global Bond
411336AA8	HANSON AUSTRALIA FUNDING	25,000	97.53	24,860.00	24,381.95	386.46	24,768.41	0.119	Corporate Bond	Corp - Global Bond

JPMorgan

Contract: UBS

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2006

Security	Name	Shares	Price	Book Value (USD)	Market Value (USD)	Accrued Income (USD)	Market Value Plus Accrued Income (USD)	Percentage (%)	Market Sector	Security Type
416515AG9	HARTFORD FINL SVCS GRP	25,000	99.5	24,958.00	24,875.45	391.67	25,267.12	0.122	Corporate Bond	Corp - Note
441812KC7	HSBC FINANCE CORP	50,000	99.33	49,748.50	49,665.50	1,066.32	50,731.82	0.245	Corporate Bond	Corp - Global Bond
45920QBY9	IBM CORP	35,000	100.2	35,396.20	35,066.96	833.2	35,900.16	0.173	Corporate Bond	Corp - Medium Term Note
459745EZ4	INTL LEASE FINANCE CORP	30,000	102.2	29,691.30	30,646.08	563.13	31,209.21	0.151	Corporate Bond	Corp - Global Bond
460146BQ5	INTL PAPER CO	10,000	102.1	9,984.30	10,204.74	99.13	10,303.87	0.05	Corporate Bond	Corp - Global Bond
491386AK4	KENTUCKY POWER CO.	30,000	99.99	29,945.40	29,996.10	825	30,821.10	0.149	Corporate Bond	Corp - Note
524660AS6	LEGGETT & PLATT INC	35,000	95.61	34,913.55	33,462.10	411.25	33,873.35	0.163	Corporate Bond	Corp - Note
52517PSC6	LEHMAN BROTHERS HOLDINGS	50,000	105.7	49,376.50	52,829.40	1,499.83	54,329.23	0.262	Corporate Bond	Corp - Global Bond
552845AF6	MGIC INVESTMENT CORP	35,000	100.1	36,688.75	35,027.69	618.33	35,646.02	0.172	Corporate Bond	Corp - Note
59018YQU8	MERRILL LYNCH & CO	40,000	97.84	39,958.40	39,137.88	287.78	39,425.66	0.19	Corporate Bond	Corp - Medium Term Note
61166WAA9	MONSANTO CO	25,000	109.2	24,787.25	27,301.90	696.53	27,998.43	0.135	Corporate Bond	Corp - Note
617446HC6	MORGAN STANLEY	85,000	105.6	84,558.85	89,766.89	1,402.50	91,169.39	0.44	Corporate Bond	Corp - Global Bond
63534PAD9	NATIONAL CITY BANK	60,000	96.33	59,953.20	57,795.72	462.5	58,258.22	0.281	Corporate Bond	Corp - Domestic Bond
64952WAA1	NEW YORK LIFE GLOBAL FDG	60,000	100.3	59,797.20	60,203.76	949.58	61,153.34	0.295	Corporate Bond	Corp - Debt Private
650094CH6	NEW YORK TELEPHONE CO	80,000	100.6	80,844.00	80,504.56	1,013.33	81,517.89	0.393	Corporate Bond	Corp - Domestic Bond
68233DAR8	ONCOR ELECTRIC DELIVERY	25,000	107.6	24,914.75	26,891.50	583.33	27,474.83	0.132	Corporate Bond	Corp - Domestic Bond
693476AT0	PNC FUNDING CORP	20,000	98.33	19,484.60	19,665.26	134.17	19,799.43	0.095	Corporate Bond	Corp - Domestic Bond
69362BAF9	PSEG POWER LLC	25,000	108.1	27,186.60	27,012.48	409.03	27,421.51	0.132	Corporate Bond	Corp - Global Bond
718507BQ8	CONOCOPHILLIPS COMPANY	50,000	110.8	61,322.00	55,403.95	437.5	55,841.45	0.269	Corporate Bond	Corp - Global Bond
73755LAC1	POTASH CORP SASKATCHEWAN	20,000	96.47	19,887.60	19,294.60	325	19,619.60	0.095	Corporate Bond	Corp - Yankee
742718BX6	PROCTER & GAMBLE CO	55,000	98.69	54,967.55	54,278.40	893.44	55,171.84	0.266	Corporate Bond	Corp - Global Bond
78442FAG3	SLM CORP	50,000	99.7	49,964.50	49,851.70	1,239.24	51,090.94	0.245	Corporate Bond	Corp - Medium Term Note
811054AC9	E.W. SCRIPPS CO	45,000	100.7	44,717.85	45,318.15	1,193.13	46,511.28	0.224	Corporate Bond	Corp - Note
852060AJ1	SPRINT CAPITAL CORP	25,000	107.1	27,602.00	26,757.53	799.57	27,557.10	0.133	Corporate Bond	Corp - Global Bond
857477AB9	STATE STREET CORP	50,000	106.8	59,471.00	53,403.55	170	53,573.55	0.258	Corporate Bond	Corp - Note
867914AH6	SUNTRUST BANKS INC	40,000	102.1	43,424.80	40,844.08	906.67	41,750.75	0.201	Corporate Bond	Corp - Note
879240AN9	COMCAST CABLE HOLDINGS	35,000	117.9	41,028.40	41,271.90	1,429.17	42,701.07	0.206	Corporate Bond	Corp - Domestic Bond
883199AP6	TEXTRON FINANCIAL CORP	40,000	100.2	39,988.40	40,082.40	195.83	40,278.23	0.194	Corporate Bond	Corp - Global Bond
884903AS4	THOMSON CORPORATION	50,000	97.14	49,562.50	48,568.40	802.78	49,371.18	0.238	Corporate Bond	Corp - Global Bond
887315AX7	TIME WARNER COS INC	50,000	101.6	53,554.00	50,821.75	1,545.11	52,366.86	0.253	Corporate Bond	Corp - Note
89352HAA7	TRANS-CANADA PIPELINES	15,000	92.16	13,957.80	13,824.72	26.67	13,851.39	0.067	Corporate Bond	Corp - Yankee
907818CP1	UNION PACIFIC CORP	25,000	105	24,794.00	26,254.50	343.06	26,597.56	0.128	Corporate Bond	Corp - Note
91159HGG9	US BANCORP	50,000	97.43	49,903.00	48,716.00	460.07	49,176.07	0.237	Corporate Bond	Corp - Medium Term Note
925524AJ9	CBS CORP	45,000	106.8	48,487.50	48,055.90	1,453.38	49,509.28	0.239	Corporate Bond	Corp - Global Bond
92976GAE1	WACHOVIA BANK NA	35,000	101	35,010.15	35,342.16	577.11	35,919.27	0.173	Corporate Bond	Corp - Global Bond
939322AP8	WASHINGTON MUTUAL INC	45,000	96.83	44,931.15	43,573.68	871.5	44,445.18	0.214	Corporate Bond	Corp - Global Bond
949746FJ5	WELLS FARGO & COMPANY	35,000	97.37	34,926.15	34,078.10	360.94	34,439.04	0.166	Corporate Bond	Corp - Global Bond
962166BP8	WEYERHAEUSER CO	35,000	104.9	35,116.90	36,705.71	596.63	37,402.34	0.18	Corporate Bond	Corp - Global Bond
4812A0367	JPMORGAN PRIME MMKT FD-CAP	410,840.14	1	410,840.14	410,840.14	1,920.43	412,760.57	1.991	Fund	Fund - Money Market
3134A2DT2	FREDDIE MAC	385,000	100.8	407,949.46	387,887.50	4,673.47	392,560.97	1.893	Government Bond	Govt - Global Bond
31359MGT4	FANNIE MAE	165,000	104.2	176,627.34	171,952.77	4,296.88	176,249.65	0.85	Government Bond	Govt - Global Bond
91086QAK4	UNITED MEXICAN STATES	20,000	105.2	20,199.30	21,030.00	584.38	21,614.38	0.104	Government Bond	Govt - Yankee
91086QAN8	UNITED MEXICAN STATES	20,000	117.8	19,707.20	23,550.00	345.83	23,895.83	0.115	Government Bond	Govt - Global Bond
912800AA7	STRIP PRINC	400,000	87.52	261,775.00	350,093.60	0	350,093.60	1.688	Government Bond	Govt - Bond
912810DF2	US TREASURY N/B	300,000	111.1	411,053.91	333,210.90	13,597.83	346,808.73	1.672	Government Bond	Govt - Bond
912810ED6	US TREASURY N/B	100,000	130.7	124,371.09	130,648.40	3,068.95	133,717.35	0.645	Government Bond	Govt - Bond
912810EH7	US TREASURY N/B	100,000	130.2	123,214.84	130,226.60	2,974.52	133,201.12	0.642	Government Bond	Govt - Bond
912810EZ7	US TREASURY N/B	300,000	121.9	342,219.72	365,625.00	7,507.13	373,132.13	1.799	Government Bond	Govt - Bond

JPMorgan

Contract: UBS

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2006

Security	Name	Shares	Price	Book Value (USD)	Market Value (USD)	Accrued Income (USD)	Market Value Plus Accrued Income (USD)	Percentage (%)	Market Sector	Security Type
912810FE3	US TREASURY N/B	100,000	109	103,031.25	108,031.20	2,077.45	110,108.65	0.531	Government Bond	Govt - Bond
9128275W8	TSY INFL IX N/B	239,888	105.3	232,103.94	252,519.60	4,709.76	257,229.36	1.24	Government Bond	Govt - Bond
912827SZ1	US TREASURY N/B	200,000	105.1	223,281.25	210,101.60	4,910.33	215,011.93	1.037	Government Bond	Govt - Bond
912828AT7	US TREASURY N/B	200,000	97.85	199,406.25	195,703.20	2,266.30	197,969.50	0.955	Government Bond	Govt - Bond
912828BV1	US TREASURY N/B	200,000	97.03	197,242.19	194,062.40	3,002.72	197,065.12	0.95	Government Bond	Govt - Bond
912828CN8	US TREASURY N/B	450,000	97.36	446,132.81	438,134.85	7,535.67	445,670.52	2.149	Government Bond	Govt - Bond
912828CV0	US TREASURY N/B	300,000	96.57	294,164.06	289,722.60	3,020.72	292,743.32	1.412	Government Bond	Govt - Bond
912828CX6	US TREASURY N/B	200,000	96.48	195,226.56	192,953.20	1,446.43	194,399.63	0.937	Government Bond	Govt - Bond
912833CZ1	STRIPS	95,000	82.84	76,590.90	78,696.29	0	78,696.29	0.38	Government Bond	Govt - Bond
912833DA5	STRIPS	105,000	80.93	82,845.00	84,977.87	0	84,977.87	0.41	Government Bond	Govt - Bond
912833DE7	STRIPS	200,000	73.71	106,964.00	147,416.60	0	147,416.60	0.711	Government Bond	Govt - Bond
912833DG2	STRIPS	350,000	70.13	221,208.00	245,448.70	0	245,448.70	1.184	Government Bond	Govt - Bond
912833JY7	STRIPS	200,000	78.7	143,188.00	157,389.20	0	157,389.20	0.759	Government Bond	Govt - Bond
912833JZ4	STRIPS	300,000	76.21	200,352.00	228,635.40	0	228,635.40	1.103	Government Bond	Govt - Bond
912833KF6	STRIPS	880,000	65.82	416,360.27	579,221.28	0	579,221.28	2.793	Government Bond	Govt - Bond
912833KG4	STRIPS	850,000	64.99	403,356.00	552,427.75	0	552,427.75	2.664	Government Bond	Govt - Bond
912833KH2	STRIPS	120,000	64.23	75,847.20	77,074.20	0	77,074.20	0.372	Government Bond	Govt - Bond
912833KM1	STRIPS	495,000	60.96	289,701.10	301,730.22	0	301,730.22	1.455	Government Bond	Govt - Bond
912833KP4	STRIPS	150,000	59.27	85,329.00	88,899.00	0	88,899.00	0.429	Government Bond	Govt - Bond
912833LB4	STRIPS	400,000	50.47	201,448.00	201,892.40	0	201,892.40	0.974	Government Bond	Govt - Bond
05947U4C9	BACM 2005-6 ASB	50,000	99.5	50,171.85	49,750.05	215.89	49,965.94	0.241	Mortgage & Asset	Mtge - Commercial MBS
07387AGZ2	DELETE 724 1A1	83,485.51	98.25	81,704.91	82,026.00	321.77	82,347.77	0.397	Mortgage & Asset	Mtge - Private CMO Other
07387BAG8	BSCMS 2005-PWR9 AAB	25,000	97.61	25,136.43	24,402.06	100.08	24,502.14	0.118	Mortgage & Asset	Mtge - Commercial MBS
07387MAE9	BSCMS 2006-PW11 A4	45,000	101.6	45,227.84	45,697.46	204.67	45,902.13	0.221	Mortgage & Asset	Mtge - Commercial MBS
07388PAA9	BSCMS 2006-PW14 A1	50,000	99.41	50,123.63	49,703.13	210.17	49,913.30	0.241	Mortgage & Asset	Mtge - Commercial MBS
12613XBY6	CNH 2003-B A4B	40,225.05	98.79	40,224.94	39,738.36	60.43	39,798.79	0.192	Mortgage & Asset	ABS - Other
126694LU0	CWHL 2005-22 2A1	39,483.91	99.45	39,545.61	39,266.87	173.7	39,440.57	0.19	Mortgage & Asset	Mtge - Private CMO Other
143128CG9	CARMX 2005-1 A3	94,001.02	99.44	93,991.15	93,474.94	172.54	93,647.48	0.452	Mortgage & Asset	ABS - Auto
233228FE3	DLJCM 1999-CG2 A1B	50,000	103.9	52,346.09	51,922.94	304.17	52,227.11	0.252	Mortgage & Asset	Mtge - Commercial MBS
3128CUHK5	FG G30234	79,694.55	102.6	83,280.83	81,735.81	431.68	82,167.49	0.396	Mortgage & Asset	Mtge - MBS Other
312909NQ3	FHR 1254 N	34,167.15	99.82	36,508.12	34,094.14	227.71	34,321.85	0.166	Mortgage & Asset	Mtge - Agency CMO Z
312909RF3	FHR 1246 J	2,500.73	99.91	2,660.93	2,498.41	15.63	2,514.04	0.012	Mortgage & Asset	Mtge - Agency CMO Other
3129146U3	FHR 1492 ZA	175,384.22	101.5	139,351.36	177,975.59	1,169.23	179,144.82	0.864	Mortgage & Asset	Mtge - Agency CMO Z
312916PX1	FHR 1538 J	112,072.87	99.72	119,812.89	111,755.49	607.06	112,362.55	0.542	Mortgage & Asset	Mtge - Agency CMO Other
31292JSV8	FG C02660	173,019.85	101.9	176,696.52	176,227.93	937.19	177,165.12	0.854	Mortgage & Asset	Mtge - MBS 30yr
31294KSM8	FG E01424	234,506.60	94.34	221,719.66	221,227.47	781.69	222,009.16	1.071	Mortgage & Asset	Mtge - MBS 15yr
31294KZL2	FG E01647	91,417.67	94.23	87,703.82	86,142.75	304.73	86,447.48	0.417	Mortgage & Asset	Mtge - MBS 15yr
31336RVW7	FH 1B0129	43,482.50	100.7	45,427.72	43,800.93	272.13	44,073.05	0.213	Mortgage & Asset	Mtge - MBS ARM
313399AJ6	FHR 2344 QG	97,756.67	101.3	101,453.08	98,994.50	488.78	99,483.28	0.48	Mortgage & Asset	Mtge - Agency CMO Other
31339NW36	FHR 2430 WF	200,000	103	213,500.00	206,072.34	1,083.33	207,155.67	0.999	Mortgage & Asset	Mtge - Agency CMO Other
31339WBV7	FHR 2423 MC	117,108.84	103.2	121,793.18	120,814.61	683.13	121,497.74	0.586	Mortgage & Asset	Mtge - Agency CMO Other
31339WTN6	FHR 2435 VH	100,000	101.1	108,375.00	101,123.31	500	101,623.31	0.49	Mortgage & Asset	Mtge - Agency CMO Other
3133T2CQ1	FHR 1630 PK	100,000	101.4	101,906.25	101,348.51	500	101,848.51	0.491	Mortgage & Asset	Mtge - Agency CMO Other
3133T6RN3	FHR 1807 A	19,974.75	100	20,900.91	19,982.03	99.87	20,081.90	0.097	Mortgage & Asset	Mtge - Agency CMO Other
3133TDX50	FHR 2055 OE	95,826.42	101.6	99,734.35	97,386.74	519.06	97,905.80	0.472	Mortgage & Asset	Mtge - Agency CMO Other
3133THH75	FHR 2102 TU	104,512.52	101.2	106,178.20	105,769.45	522.56	106,292.01	0.513	Mortgage & Asset	Mtge - Agency CMO Other
3133THZ26	FHR 2115 PE	117,782.23	101.2	117,579.77	119,167.14	588.91	119,756.05	0.578	Mortgage & Asset	Mtge - Agency CMO Other

Contract: UBS

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2006

Security	Name	Shares	Price	Book Value (USD)	Market Value (USD)	Accrued Income (USD)	Market Value Plus Accrued Income (USD)	Percentage (%)	Market Sector	Security Type
31358SR37	FNGT 2000-T6 A1	232,936.80	103.5	241,927.85	241,012.77	1,455.86	242,468.63	1.169	Mortgage & Asset	Mtge - Agency CMO Other
31358TEX3	FNR 1993-8 H	9,027.99	100.2	9,564.02	9,045.92	52.66	9,098.58	0.044	Mortgage & Asset	Mtge - Agency CMO Other
31359LMW2	FNR 1995-2 Z	36,050.07	105.3	38,845.73	37,976.54	255.35	38,231.89	0.184	Mortgage & Asset	Mtge - Agency CMO Z
31359S6X3	FNGT 2001-T7 A1	161,675.62	103.5	170,944.53	167,385.32	1,010.47	168,395.79	0.812	Mortgage & Asset	Mtge - Agency CMO Other
31359VSW4	FNR 1999-17 C	62,491.80	102.5	62,745.68	64,028.82	330.69	64,359.51	0.31	Mortgage & Asset	Mtge - Agency CMO Other
31371K3A7	FN 254693	161,942.87	98.98	158,994.99	160,292.08	742.24	161,034.32	0.777	Mortgage & Asset	Mtge - MBS 30yr
31371K6K2	FN 254774	100,092.60	100.2	105,097.24	100,306.98	458.76	100,765.74	0.486	Mortgage & Asset	Mtge - MBS Other
31378TGK5	FN 408002	34,091.51	102.5	35,604.30	34,941.67	198.87	35,140.54	0.169	Mortgage & Asset	Mtge - MBS 30yr
31384VZZ8	FN 535460	58,476.13	103.3	63,428.31	60,427.68	389.84	60,817.52	0.293	Mortgage & Asset	Mtge - MBS 15yr
3139287E0	FNR 2002-24 AJ	200,000	101.7	215,750.00	203,296.64	1,000.00	204,296.64	0.985	Mortgage & Asset	Mtge - Agency CMO Other
31392BVK9	FNR 2002-3 OG	150,000	101.3	149,437.50	151,923.00	750	152,673.00	0.736	Mortgage & Asset	Mtge - Agency CMO Other
31392BVX1	FNR 2002-1 HC	79,291.15	102.3	83,701.73	81,097.32	429.49	81,526.81	0.393	Mortgage & Asset	Mtge - Agency CMO Other
31392CFB5	FNR 2002-19 PE	116,720.87	101.3	123,724.12	118,194.80	583.6	118,778.40	0.573	Mortgage & Asset	Mtge - Agency CMO Other
31392CHD9	FNR 2002-18 PC	300,000	100.6	293,203.13	301,670.91	1,375.00	303,045.91	1.461	Mortgage & Asset	Mtge - Agency CMO Other
31392EY80	FNR 2002-61 PE	192,539.16	99.8	197,412.82	192,163.75	882.47	193,046.22	0.931	Mortgage & Asset	Mtge - Agency CMO Other
31392P3R4	FHR 2458 OD	57,365	100.1	59,946.43	57,409.83	286.83	57,696.66	0.278	Mortgage & Asset	Mtge - Agency CMO Other
31392PKZ7	FHR 2457 PE	152,776.43	101.5	164,807.58	155,117.79	827.54	155,945.33	0.752	Mortgage & Asset	Mtge - Agency CMO Other
31393EMS5	FNR 2003-84 GC	185,000	98.07	183,525.78	181,425.80	693.75	182,119.55	0.878	Mortgage & Asset	Mtge - Agency CMO Other
31393ERS0	FNR 2003-83 PG	170,000	96.98	164,953.13	164,874.14	708.33	165,582.47	0.799	Mortgage & Asset	Mtge - Agency CMO Other
31393HGW6	FHR 2543 YX	160,000	101	169,400.00	161,575.04	800	162,375.04	0.783	Mortgage & Asset	Mtge - Agency CMO Other
31393LFK4	FSPC T-54 2A	47,435.54	101.9	50,244.61	48,346.96	256.94	48,603.90	0.234	Mortgage & Asset	Mtge - Agency CMO Other
31393R6M7	FHR 2617 GR	140,000	94.48	131,468.75	132,269.59	525	132,794.59	0.64	Mortgage & Asset	Mtge - Agency CMO Other
31393REN6	FHR 2613 H	125,000	93.7	111,835.94	117,118.44	468.75	117,587.19	0.567	Mortgage & Asset	Mtge - Agency CMO Other
31393RKK5	FHR 2629 AD	80,000	93.25	74,996.88	74,597.90	300	74,897.90	0.361	Mortgage & Asset	Mtge - Agency CMO Other
31393RMZ0	FHR 2636 Z	128,725.96	93.96	114,786.37	120,951.68	482.72	121,434.40	0.586	Mortgage & Asset	Mtge - Agency CMO Z
31393RXF2	FHR 2631 PD	120,000	94.29	109,875.00	113,145.88	450	113,595.88	0.548	Mortgage & Asset	Mtge - Agency CMO Other
31393T2K1	FNR 2003-113 PC	175,000	97.09	170,953.13	169,907.94	583.33	170,491.27	0.822	Mortgage & Asset	Mtge - Agency CMO Other
31393THN9	FNR 2003-81 LC	140,000	94.73	132,650.00	132,625.63	525	133,150.63	0.642	Mortgage & Asset	Mtge - Agency CMO Other
31393WGT0	FHR 2643 KG	1,554.58	99.8	1,597.33	1,551.45	5.18	1,556.63	0.008	Mortgage & Asset	Mtge - Agency CMO Other
31393XN60	FNR 2004-27 HB	140,000	89.33	125,677.34	125,063.74	466.67	125,530.41	0.605	Mortgage & Asset	Mtge - Agency CMO Other
31393YVJ1	FNR 2004-42 BY	135,000	93.44	128,967.19	126,147.63	506.25	126,653.88	0.611	Mortgage & Asset	Mtge - Agency CMO Other
31394AP26	FNR 2004-76 CL	125,000	91.03	116,796.88	113,783.86	416.67	114,200.53	0.551	Mortgage & Asset	Mtge - Agency CMO Other
31394BBQ6	FNR 2004-81 AC	150,000	90.75	138,632.81	136,121.37	500	136,621.37	0.659	Mortgage & Asset	Mtge - Agency CMO Other
31394CPT3	FNR 2005-10 TB	100,000	97.42	97,781.25	97,424.04	416.67	97,840.71	0.472	Mortgage & Asset	Mtge - Agency CMO Other
31394DZP8	FNR 2005-48 OM	85,000	98.32	83,525.78	83,570.53	354.17	83,924.80	0.405	Mortgage & Asset	Mtge - Agency CMO Other
31394E788	FNR 2005-68 PG	135,000	99.94	137,262.30	134,923.25	618.75	135,542.00	0.654	Mortgage & Asset	Mtge - Agency CMO Other
31394ESL3	FNR 2005-59 PC	125,000	99.03	121,269.53	123,787.73	572.92	124,360.65	0.6	Mortgage & Asset	Mtge - Agency CMO Other
31394KM50	FHR 2686 GB	110,000	99.1	110,825.00	109,011.28	458.33	109,469.61	0.528	Mortgage & Asset	Mtge - Agency CMO Other
31394PXG3	FHR 2756 NA	114,269.34	97.48	110,305.51	111,386.74	476.12	111,862.86	0.539	Mortgage & Asset	Mtge - Agency CMO Other
31394US45	FNR 2005-110 GJ	120,000	99.9	120,468.75	119,878.87	550	120,428.87	0.581	Mortgage & Asset	Mtge - Agency CMO Other
31394USS2	FNR 2005-110 GK	100,000	98.25	95,484.38	98,249.78	458.33	98,708.11	0.476	Mortgage & Asset	Mtge - Agency CMO Other
31394US60	FNR 2005-110 GL	100,000	96.99	97,187.50	96,986.47	458.33	97,444.80	0.47	Mortgage & Asset	Mtge - Agency CMO Other
31394VBD1	FNR 2005-116 PB	115,000	101.6	116,617.19	116,833.47	575	117,408.47	0.566	Mortgage & Asset	Mtge - Agency CMO Other
31394WAZ1	FHR 2786 PC	125,000	97.66	122,363.28	122,077.95	468.75	122,546.70	0.591	Mortgage & Asset	Mtge - Agency CMO Other
31395A7C3	FHR 2809 UB	135,000	94.33	128,893.36	127,339.88	450	127,789.88	0.616	Mortgage & Asset	Mtge - Agency CMO Other
31395D3D9	FNR 2006-54 PD	100,000	101.8	101,562.50	101,813.25	500	102,313.25	0.493	Mortgage & Asset	Mtge - Agency CMO Other
31395DFA2	FNR 2006-39 WC	100,000	98.3	96,156.25	98,295.53	458.33	98,753.86	0.476	Mortgage & Asset	Mtge - Agency CMO Other

THE GANNETT CO., INC.
401 (K) SAVINGS PLAN
December 31, 2006

Contract: UBS

FIDUCIARY CAPITAL MANAGEMENT, INC. HOLDINGS

As of December 31, 2006

Security	Name	Shares	Price	Book Value (USD)	Market Value (USD)	Accrued Income (USD)	Market Value Plus Accrued Income (USD)	Percentage (%)	Market Sector	Security Type
31395JMG8	FHR 2892 AD	85,000	96.75	78,883.98	82,234.64	354.17	82,588.81	0.398	Mortgage & Asset	Mtge - Agency CMO Other
31395MZ44	FHR 2931 DC	125,000	94.21	120,219.73	117,767.20	416.67	118,183.87	0.57	Mortgage & Asset	Mtge - Agency CMO Other
31395TMC5	FHR 2963 DL	100,000	99.31	97,312.50	99,311.20	458.33	99,769.53	0.481	Mortgage & Asset	Mtge - Agency CMO Other
31396CJR2	FHR 3047 OB	115,000	100.5	116,311.72	115,619.11	527.08	116,146.19	0.56	Mortgage & Asset	Mtge - Agency CMO Other
31396KGX4	FNR 2006-77 PC	140,000	104.6	143,521.88	146,400.76	758.33	147,159.09	0.71	Mortgage & Asset	Mtge - Agency CMO Other
31400BD52	FN 682424	75,233.80	94.43	72,917.99	71,043.32	250.78	71,294.10	0.344	Mortgage & Asset	Mtge - MBS 15yr
31401XU96	FN 721608	50,619.10	94.43	48,606.20	47,799.65	168.73	47,968.38	0.231	Mortgage & Asset	Mtge - MBS 15yr
31402DVV9	FN 726128	49,260.06	94.43	47,301.21	46,516.31	164.2	46,680.51	0.225	Mortgage & Asset	Mtge - MBS 15yr
31402HHY0	FN 729347	31,432.89	94.43	30,450.62	29,682.10	104.78	29,786.88	0.144	Mortgage & Asset	Mtge - MBS 15yr
31402QHS3	FN 734741	35,001.22	94.43	33,655.85	33,051.67	116.67	33,168.34	0.16	Mortgage & Asset	Mtge - MBS 15yr
31403SDV5	FN 756216	55,835.22	96.73	55,582.21	54,011.08	232.65	54,243.73	0.262	Mortgage & Asset	Mtge - MBS 30yr
31404BRQ7	FN 763795	108,952.11	96.67	108,220.09	105,320.74	453.97	105,774.71	0.51	Mortgage & Asset	Mtge - MBS 30yr
31404GGN5	FN 768005	90,815.10	96.74	89,353.54	87,851.85	302.72	88,154.57	0.425	Mortgage & Asset	Mtge - MBS Other
34528AAE9	FORDO 2006-B A4	100,000	100.2	100,796.88	100,191.70	233.33	100,425.03	0.484	Mortgage & Asset	ABS - Auto
38373R6P9	GNR 2001-60 VP	108,047.84	100.4	111,863.28	108,446.21	585.26	109,031.47	0.526	Mortgage & Asset	Mtge - Agency CMO Other
38373XDM5	GNR 2002-45 QE	151,332.56	103	166,844.15	155,938.85	819.72	156,758.57	0.756	Mortgage & Asset	Mtge - Agency CMO Other
3837H0P98	GNR 1997-7 ZA	18,754.98	106.2	20,259.52	19,913.63	140.66	20,054.29	0.097	Mortgage & Asset	Mtge - Agency CMO Z
3837H3ST5	GNR 1999-44 ZG	27,119.56	104.1	26,472.35	28,242.34	180.8	28,423.14	0.137	Mortgage & Asset	Mtge - Agency CMO Z
3837H4A21	GNR 2000-26 Z	22,094.65	101	20,792.95	22,310.41	142.69	22,453.10	0.108	Mortgage & Asset	Mtge - Agency CMO Z
404285AC2	HAT 2006-1 A3	100,000	100.4	99,991.13	100,359.60	211.17	100,570.77	0.485	Mortgage & Asset	ABS - Auto
44329CAA3	HMNT 2006-1 A	75,000	100.1	74,988.78	75,041.20	159.38	75,200.58	0.363	Mortgage & Asset	ABS - Card
55264TAS0	MBNAS 2002-C1 C1	25,000	106.4	24,924.50	26,594.13	75.56	26,669.69	0.129	Mortgage & Asset	ABS - Card
55291HCY8	MLT 47 Z	39,313.10	106.4	42,912.71	41,821.64	294.36	42,116.00	0.203	Mortgage & Asset	Mtge - Private CMO Z
576433UE4	MARM 2004-13 2A1	47,629.50	97.79	47,354.13	46,577.49	151.5	46,728.99	0.225	Mortgage & Asset	Mtge - Private CMO Other
59022HHH8	MLMT 2005-MCP1 ASB	70,000	96.68	70,382.11	67,678.34	272.65	67,950.99	0.328	Mortgage & Asset	Mtge - Commercial MBS
59022HNC2	MLMT 2005-LC1 A4	45,000	99.62	43,236.91	44,826.55	198.41	45,024.96	0.217	Mortgage & Asset	Mtge - Commercial MBS
606935AH7	MLCFC 2006-1 A4	45,000	101.2	45,245.44	45,540.77	210.79	45,751.56	0.221	Mortgage & Asset	Mtge - Commercial MBS
61749MAR0	MSC 2006-T23 A1	48,301.50	101.3	48,421.05	48,922.34	228.71	49,151.05	0.237	Mortgage & Asset	Mtge - Commercial MBS
911760LH7	VENDE 1998-1 2E	151,700.40	102.8	164,879.36	155,885.62	884.92	156,770.54	0.756	Mortgage & Asset	Mtge - Agency CMO Other
929766WJ8	WBCMT 2004-C15 A2	45,000	96.77	45,223.62	43,545.87	151.46	43,697.33	0.211	Mortgage & Asset	Mtge - Commercial MBS
92977FAC6	WAOT 2006-A A3	65,000	100.3	64,998.81	65,171.21	106.26	65,277.47	0.315	Mortgage & Asset	ABS - Auto
949779AC6	WFMBS 2004-EE 3A1	71,336.50	98.65	70,857.19	70,375.43	237.14	70,612.57	0.341	Mortgage & Asset	Mtge - Private CMO Other
949788AF0	WFMBS 2004-7 2A2	62,825.93	97.88	63,159.69	61,490.88	261.77	61,752.65	0.298	Mortgage & Asset	Mtge - Private CMO Other
94981WAE5	WFMBS 2004-S A5	60,000	96.84	58,621.88	58,101.12	176.96	58,278.08	0.281	Mortgage & Asset	Mtge - Private CMO Other

Total Investments	20,769,420
Wrapper Contract	16,313
Total Fair Value	20,785,733

END